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                            August 17, 2023

       Lee Trink
       Chief Executive Officer
       FaZe Holdings Inc.
       720 N. Cahuenga Blvd.
       Los Angeles, California 90038

                                                        Re: FaZe Holdings Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed August 11,
2023
                                                            File No. 333-273903

       Dear Lee Trink:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services
       cc:                                              Era Anagnosti